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New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

April 28, 2020

Mr. Jeffrey Gabor and Ms. Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fortress Biotech, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 17, 2020 File No. 001-35366

Mr. Gabor and Ms. Murphy:

At the request and on behalf of our client, Fortress Bio, Inc., a Delaware corporation (the “Company”), we hereby submit the following response to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated April 24, 2020, relating to the Company’s Preliminary Proxy Statement on Schedule 14A, which was filed on April 17, 2020 (the “Preliminary Proxy Statement”). The response set forth in this letter has been prepared by the Company with our assistance.

We have filed a Definitive Proxy Statement along with this letter (the “Definitive Proxy Statement”), which addresses the Commission’s comment in its April 24, 2020 letter. A marked copy showing the changes made in the Definitive Proxy Statement as compared to the Preliminary Proxy Statement can be made available for your review upon your request.

Alston & Bird LLP	www.alston.com
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April 28, 2020 Page 2

Preliminary Proxy Statement on Schedule 14A filed April 17, 2020

General

Comment:

1.	Please revise your disclosure to address the effects of the proposed increase in the number of authorized common shares, including the potential dilutive and anti-takeover effects. Please also revise your disclosure to address the effects of the dividend payment date change for the Company's 9.375% Series A Cumulative Redeemable Perpetual Preferred Stock from quarterly to monthly.

Response:

1.	As requested, the Definitive Proxy Statement includes (i) expanded disclosure regarding the potential effects of the proposed increase in the number of authorized common shares, including the potential dilutive and anti-takeover effects and (ii) expanded disclosure regarding the potential effects of the Company's proposed change to the dividend payment frequency of its 9.375% Series A Cumulative Redeemable Perpetual Preferred Stock.

Please let us know if you have any further comments or questions.

Sincerely,

/s/ Mark F. McElreath
Mark F. McElreath
Partner